CREDIT SUISSE SECURITIES (USA) LLC
Eleven Madison Avenue New York, NY 10010-3629	Phone 1 212 325 2000 Direct www.credit-suisse.com

March 6, 2013

Ms. Amy M. Starr, Chief
Office of Capital Markets Trends
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4561
Washington, DC  20549

Re:	Credit Suisse AG -- 424 Prospectuses relating to
Registration Statement on Form F-3ASR
Filed March 23, 2012, File No. 333-180300

Dear Ms. Starr:

Credit Suisse AG is pleased to respond to your letter of February 21, 2013 concerning our prospectus disclosure for structured notes under our shelf registration statement.

We confirm that we will comply with the comments in your February 21 letter.  We will implement the related disclosure changes as promptly as practicable.  At this time, we expect to incorporate these changes in disclosure relating to our April 2013 offerings distributed through our internal distribution channels.  With respect to external distribution channels, we will implement disclosure changes as soon as practicable thereafter, subject to any necessary discussions with those distributors regarding the specifics of the disclosure.  We will contact you with any questions that may arise as we work on the disclosure revisions.

Please feel free to contact me at (212) 538 6877 for any clarification or additional information.

Sincerely,

/s/ Richard J. O’Keeffe
Richard J. O’Keeffe
Director and Counsel

cc:	Neil Radey, Managing Director, General Counsel Americas
Michael G. Clark, Managing Director
Raquel Fox